EXHIBIT 99.2
MANAGEMENT'S REPORT
Management’s Responsibility on Financial Statements
The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
Deloitte LLP, an independent registered public accounting firm appointed by the shareholders, has conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.
Management’s Report On Internal Control Over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2015.

Signed by:

“Ross G. Clarkson”	“Randy C. Neely”

Ross G. Clarkson	Randy C. Neely
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 8, 2016

2015	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of earnings (loss) and comprehensive income (loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
March 8, 2016
Calgary, Canada

2	2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report March 8, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/s/ "Deloitte LLP"

Chartered Professional Accountants, Chartered Accountants
March 8, 2016
Calgary, Canada

2015	3

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Notes	2015	2014
REVENUE
Oil sales, net of royalties	5	$92,212	$274,594
Finance revenue	6	683	321
Other revenue	8	—	9,250
		92,895	284,165

EXPENSES
Production and operating		52,696	76,468
Selling costs		4,557	—
General and administrative		21,309	29,866
Foreign exchange (gain) loss		(11,613)	(6,486)
Finance costs	6	6,274	7,567
Exploration		27	669
Depletion, depreciation and amortization	15	42,875	51,589
Realized derivative loss on commodity contracts		688	—
Unrealized (gain) loss on financial instruments	19	6,615	(11,589)
Impairment loss	15, 16	85,373	71,373
Loss on corporate dispositions	21	252	—
		209,053	219,457

Earnings (loss) before income taxes		(116,158)	64,708

Income tax expense (recovery) – current	13	25,483	63,039
– deferred	13	(36,041)	(9,813)
		(10,558)	53,226
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		$(105,600)	$11,482

Earnings (loss) per share	24
Basic		$(1.44)	$0.15
Diluted		$(1.44)	$(0.02)
See accompanying notes to the Consolidated Financial Statements.

4	2015

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2015	December 31, 2014
ASSETS
Current
Cash and cash equivalents	9	$126,910	$140,390
Accounts receivable	10	22,929	117,575
Prepaids and other		3,206	16,872
Product inventory	12	17,287	—
		170,332	274,837
Non-Current
Restricted cash	11	860	1,548
Deferred financing costs	18	724	1,572
Intangible exploration and evaluation assets	14	122,020	100,594
Property and equipment
Petroleum properties	15	156,597	261,737
Other assets	15	4,967	5,590
Goodwill	16	—	8,180
		$455,500	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities	17	$16,497	$45,150
		16,497	45,150
Non-Current
Convertible debentures	19	63,848	69,093
Deferred taxes	13	3,009	39,050
Other long-term liabilities		462	665
		83,816	153,958

SHAREHOLDERS’ EQUITY
Share capital	22	152,084	164,006
Contributed surplus		21,398	19,427
Retained earnings		198,202	316,667
		371,684	500,100
		$455,500	$654,058
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

2015	5

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	Notes	2015	2014

Share Capital
Balance, beginning of year	22	$164,006	$160,561
Purchase of common shares	22	(12,221)	—
Stock options exercised	22	208	2,562
Transfer from contributed surplus on exercise of options	22	91	883
Balance, end of year		$152,084	$164,006

Contributed Surplus
Balance, beginning of year		$19,427	$15,692
Share-based compensation expense	23	2,062	4,618
Transfer to share capital on exercise of options		(91)	(883)
Balance, end of year		$21,398	$19,427

Retained Earnings
Balance, beginning of year		$316,667	$323,937
Net earnings (loss) and total comprehensive income (loss)		(105,600)	11,482
Dividends	25	(12,865)	(18,752)
Balance, end of year		$198,202	$316,667
See accompanying notes to the Consolidated Financial Statements.

6	2015

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2015	December 31, 2014
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$(105,600)	$11,482
Adjustments for:
Depletion, depreciation and amortization	15	42,875	51,589
Deferred lease inducement		(104)	442
Impairment loss	15, 16	85,373	71,373
Share-based compensation	23	2,787	5,914
Finance costs	6	6,274	7,567
Income tax expense (recovery)		(10,558)	53,226
Unrealized (gain) loss on financial instruments		6,615	(11,589)
Unrealized (gain) loss on foreign currency translation		(11,333)	(6,476)
Loss on corporate dispositions	21	252	—
Income taxes paid		(25,483)	(63,039)
Changes in non-cash working capital, net of effect of corporate disposals	29	86,428	26,488
Net cash generated by (used in) operating activities		77,526	146,977

INVESTING
Additions to intangible exploration and evaluation assets	14	(21,426)	(36,682)
Additions to petroleum properties	15	(22,723)	(68,474)
Additions to other assets	15	(753)	(2,383)
Proceeds from corporate dispositions	21	1,500	—
Changes in restricted cash		688	(2)
Changes in non-cash working capital, net of effect of corporate disposals	29	(16,000)	3,476
Net cash generated by (used in) investing activities		(58,714)	(104,065)

FINANCING
Issue of common shares for cash	22	208	2,562
Repurchase of common shares for cash	22	(12,221)	—
Interest paid		(5,779)	(7,289)
Dividends paid	25	(12,865)	(18,752)
Increase (decrease) in other long-term liabilities		—	(546)
Net cash generated by (used in) financing activities		(30,657)	(24,025)
Currency translation differences relating to cash and cash equivalents		(1,635)	(589)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(13,480)	18,298
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		140,390	122,092
CASH AND CASH EQUIVALENTS, END OF YEAR		$126,910	$140,390
See accompanying notes to the Consolidated Financial Statements.

2015	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2015 and December 31, 2014 and for the years then ended
(Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of December 31, 2015.
These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 8, 2016.
Basis of measurement
The accounting policies used in the preparation of these Consolidated Financial Statements are described in Note 3, Significant Accounting Policies.
The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 4.
Functional and presentation currency
In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars. All values are rounded to the nearest thousand except when otherwise indicated.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. The Consolidated Financial Statements include the financial statements of the Company and its controlled subsidiaries.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Joint operations
The Company conducts many of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company's share in such activities.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. The Company's reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period, or when the transaction was entered into if it occurred during the period, and the functional currency equivalent translated at the exchange rate at the end of the period.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

8	2015

Use of estimates and judgments
Timely preparation of the financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the cash-generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments and each production sharing concession ("PSC") is typically defined as a separate CGU. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2015 and December 31, 2014, the recoverable amounts of the Company's CGU's were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil reserves of each CGU based on reserves estimated by the Company's independent reserve evaluator.
Key input estimates used in the determination of cash flows from oil reserves include the following:

•
Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may result in reserves being restated.

•
Oil prices - The cash flow model uses forward oil price estimates. Commodity prices have fluctuated significantly in recent years, and the forward price estimates used in the cash flow model may not align with actual future oil prices.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2015 and were based on fair value less costs to sell calculations, using a discount rate of 15% on future after-tax cash flows and the following forward realized oil price estimates:

Year	Oil $/Bbl
2016	30.20
2017	49.30
2018	52.29
2019	58.58
2020	64.06
Thereafter (%)[1]	2.0%
[1] Percentage change represents the increase in each year after 2020 to the end of the reserve life.
Depletion of petroleum properties
Depletion of petroleum properties is calculated based on total Proved plus Probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserve evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Income taxes
The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.
Financial instruments
The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

2015	9

Decommissioning liabilities
Future abandonment and reclamation costs have been assessed a zero value and are therefore not presented in the Company's Consolidated Financial Statements. In accordance with all of the Company's PSCs, the Company does not at any time hold title to the lands on which it operates, and title to fixed and movable assets is transferred to the respective government when its total cost has been recovered through cost recovery, or at the time of termination of the PSC. Since the Company will not hold title to the land or the assets at the termination of the PSC, the Company does not have a legal obligation, nor the legal ability to decommission the assets. Furthermore, there is no explicit contractual obligation under the Company's PSCs for abandonment of assets or reclamation of lands upon termination of the PSCs.
Recoverability of accounts receivable
The recoverability of accounts receivable due from the Egyptian General Petroleum Company ("EGPC") is assessed to determine the carrying value of accounts receivable on the Company's Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the entire accounts receivable balance in full.
Cash equivalents
Cash equivalents includes short-term, highly liquid investments that mature within three months of the date of their purchase.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities and convertible debentures. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities and restricted cash are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. When the Company acquires and cancels its own common shares, share capital is reduced by the cost of shares repurchased, including transaction costs.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

10	2015

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each CGU is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Goodwill
Goodwill arises on the acquisition of businesses.
Recognition and measurement
Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in earnings.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.
Goodwill is not amortized but instead tested for impairment annually, or at any time there are indications of impairment.
Product inventory
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
Impairment
Financial assets carried at amortized cost
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.

2015	11

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss. An impairment loss may be reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.
Non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets and goodwill, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing both fair value less costs to sell and value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
For D&P assets, fair value less costs to sell and value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.
E&E assets are tested for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount of E&E assets may exceed their recoverable amount. Impairment indicators are evaluated at a CGU level. Indications of impairment include:

1.	Expiry or impending expiry of lease with no expectation of renewal;

2.	Lack of budget or plans for substantive expenditures on further E&E;

3.	Discontinuance of E&E activities due to a lack of commercially viable discoveries; and

4.	Carrying amount of E&E asset is unlikely to be recovered in full from a successful development project.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the CGUs on a pro-rata basis.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
For goodwill, the recoverable amount is estimated each year on December 31. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. An impairment loss in respect of goodwill is never reversed.
Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The cost of cash-settled transactions is measured at fair value using the lattice-based trinomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.
The grant date fair value of cash-settled units granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the units. The amount recognized as an expense is adjusted to reflect the actual number of units for which the related service and non-market vesting conditions are met. The liability is re-measured at each reporting date with changes to fair value recognized through profit or loss until it is ultimately settled.

12	2015

Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
Revenue recognition
Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue or used to offset receivables.
Pursuant to the PSCs associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to the respective government. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in earnings, using the effective interest method.
Finance costs comprises interest expense on borrowings.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.
Income tax
The Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standards have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements; however, where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, a new expected credit loss model for calculating impairment on financial assets replaces the incurred loss impairment model used in IAS 39. The new model will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management. The Company does not currently apply hedge accounting. IFRS 9 is effective for years beginning on or after January 1, 2018. Early adoption is permitted if IFRS 9 is adopted in its entirety at the beginning of a fiscal period. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, replacing IAS 11 Construction Contracts, IAS 18 Revenue, and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive when control is transferred to the purchaser. Disclosure requirements have also been expanded. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

2015	13

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 Leases, replacing IAS 17 Leases. IFRS 16 establishes a set of principles that both parties to a contract apply to provide relevant information about leases in a manner that faithfully represents those transactions. The current standard (IAS 17) requires lessees and lessors to classify their leases as either finance leases or operating leases, with separate accounting treatment depending on the classification of the lease. Under the new standard, the accounting treatment associated with an operating lease will no longer exist, and lessees will be required to recognize assets and liabilities associated with all leased items. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact these amendments may have on its Consolidated Financial Statements.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$126,910	$126,910	$140,390	$140,390
Loans and receivables	23,789	23,789	119,123	119,123
Financial liabilities at fair value through profit or loss	63,848	63,848	69,093	69,093
Other liabilities	16,497	16,497	45,150	45,150
Assets and liabilities at December 31, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above, and both are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the year.
Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:
• Credit risk
• Market risk
• Liquidity risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.
The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The past due receivables are due from EGPC. The political transition and resultant economic malaise in the country that began in 2011 resulted in irregular collection of accounts receivable from EGPC for a period of time. During 2015, EGPC made regular payments to TransGlobe against the outstanding receivable, resulting in a significant reduction in the receivable balance. The reduction in the receivable balance due from EGPC has decreased TransGlobe's credit risk. The Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed three separate direct crude sale shipments to third party buyers in 2015. Buyers are required to post irrevocable letters of credit to support the sales prior to the cargo liftings. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

14	2015

(000s)
Trade receivables at December 31, 2015
Neither impaired nor past due	$394
Impaired	—
Not impaired and past due in the following period
Within 30 days	—
31-60 days	—
61-90 days	—
Over 90 days	22,535
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable Canadian and international banking institutions.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. As such, the Company uses derivative commodity contracts from time to time as part of its risk management strategy to manage commodity price fluctuations.
The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.
As there were no outstanding derivative commodity contracts at December 31, 2015 or December 31, 2014, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net loss for the year ended December 31, 2015 of approximately $7.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net loss by $5.8 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2015 was $20.8 million (2014 - $4.2 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in a decrease in the net loss for the year ended December 31, 2015 of approximately $2.3 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would increase the net loss by $1.9 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest debt. No derivative contracts were entered into during 2015 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. Since the Company did not have any amounts drawn on its variable-interest, U.S.-dollar-denominated debt at any time in 2015, the effect of interest rates increasing or decreasing by 1% would have no impact on the Company's net earnings for the year ended December 31, 2015.

2015	15

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2015:

(000s)		Payment Due by Period1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	$16,497	$16,497	$—	$—	$—
Convertible debentures	Yes - Liability	63,848	—	63,848	—	—
Office and equipment leases[3]	No	5,082	1,325	1,483	1,516	758
Minimum work commitments[4]	No	25,188	—	25,188	—	—
Total		$110,615	$17,822	$90,519	$1,516	$758
[1] Payments exclude on-going operating costs, finance costs and payments required to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2015 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations (see Note 20).
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
The existing banking arrangement at December 31, 2015 consists of a Borrowing Base Facility of $39.3 million of which no amount was drawn. Subsequent to year-end, the Company's borrowing capacity under the Borrowing Base Facility was reduced to $37.2 million.
To date, the Company has experienced no difficulties with transferring funds abroad.
Capital disclosures
The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity.
The Company sets the amount of capital in proportion to risk and has historically managed to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. As a direct result of a lower oil price environment, TransGlobe’s debt-to-funds flow from operations ratio deteriorated significantly throughout the year and was negative at December 31, 2015 (December 31, 2014 - 0.6) as a result of negative funds flow for the year. Despite the deterioration of this particular ratio, the Company remains in a strong financial position due to prudent capital resource management. The Company's capital programs are funded by its existing working capital and cash provided from operating activities. Funds flow from operations may not be comparable to similar measures used by other companies.
The Company defines and computes its capital as follows:

(000s)	2015	2014
Shareholders’ equity	$371,684	$500,100
Convertible debentures	63,848	69,093
Cash and cash equivalents	(126,910)	(140,390)
Total capital	$308,622	$428,803

The Company’s debt-to-funds flow ratio is computed as follows:

(000s)	2015	2014
Convertible debentures	$63,848	$69,093
Total debt	63,848	69,093

Cash flow from operating activities	77,526	146,977
Changes in non-cash working capital	(86,428)	(26,488)
Funds flow from operations	$(8,902)	$120,489
Ratio	(7.2)	0.6

16	2015

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company's debt-to-funds flow from operations ratio has deteriorated significantly from the prior year. This deterioration is principally due to the current oil price environment, and until oil prices improve this ratio will continue to experience downward pressure. However, the Company remains in a relatively strong financial position, and will continue to focus on cost reductions and prudent stewardship of capital with the objective of maintaining a strong balance sheet through the current low oil price environment. The Company is also subject to financial covenants in the Borrowing Base Facility (Note 18) that existed as at December 31, 2015. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to net cash generated by (used in) operating activities will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness is defined as the aggregate of all financial indebtedness of the Company, including any outstanding letters of credit or bank guarantees (which are calculated net of any cash in the Company's bank accounts), and excluding any financial indebtedness under the convertible debentures and any other subordinated financial indebtedness approved by the Facility Agent. The Consolidated Financial Indebtedness to net cash generated by (used in) operating activities ratio as at December 31, 2015 is nil. The Company has no indebtedness and the trailing twelve month cash provided by operating activities is $77.5 million.

•
Current ratio (current assets to current liabilities) will not be less than 1.0 to 1.0. The current ratio as at December 31, 2015 is 10.3 to 1.0. As at December 31, 2015 the Company's current assets are $170.3 million and current liabilities total $16.5 million.

The Company was in compliance with all financial covenants at December 31, 2015.
5. OIL REVENUE

(000s)	2015	2014
Oil sales	$187,665	$513,153
Less: Royalties	95,453	238,559
Oil sales, net of royalties	$92,212	$274,594
6. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

(000s)	2015	2014
Interest expense	$5,425	$6,462
Amortization of deferred financing costs	849	1,105
Finance costs	$6,274	$7,567
7. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed three direct crude sales to a third party buyer during the year ended December 31, 2015.
8. OTHER REVENUE
On April 14, 2014, TransGlobe announced the termination of the arrangement agreement dated March 15, 2014 to merge with Caracal Energy Inc. ("Caracal"). Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding common shares of Caracal, and that the unsolicited offer constituted a "Superior Proposal" under the terms of the arrangement agreement. Accordingly, Caracal terminated the agreement and paid TransGlobe the reverse termination fee of $9.3 million in accordance with the terms of the agreement. The reverse termination fee has been presented as other revenue on the Consolidated Statement of Earnings and Comprehensive Income.

9. CASH AND CASH EQUIVALENTS

(000s)	December 31, 2015	December 31, 2014
Cash	$64,139	$140,390
Cash equivalents	62,771	—
	$126,910	$140,390
As at December 31, 2015 the Company's cash equivalents balance consisted of high interest short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

2015	17

10. ACCOUNTS RECEIVABLE
Accounts receivable is comprised principally of amounts owed from EGPC. There were no amounts due from related parties and no loans to management or employees as at December 31, 2015 or December 31, 2014.
The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 4, Financial Instruments and Risk.
11. RESTRICTED CASH
As at December 31, 2015, the Company had restricted cash of $0.9 million (December 31, 2014 - $1.5 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 18). This represents the aggregate amount of interest for six months on the loan balance outstanding, plus interest charges for six months on outstanding letters of credit utilized under the facility, based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.
12. PRODUCT INVENTORY
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the crude oil that is held in storage as determined on a concession by concession basis.
As at December 31, 2015, the Company held 923,106 barrels of entitlement oil in inventory (2014 - nil).

13. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2015	2014
Balance, beginning of year	$39,050	$48,863
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(31,290)	(12,495)
Non-capital losses carried forward	(1,655)	166
Long-term liabilities	(2,029)	2,700
Transactions costs	172	500
Share issue expenses	231	(36)
Changes in unrecognized tax benefits	(1,470)	(648)
Balance, end of year	$3,009	$39,050

The Company has non-capital losses of $62.2 million (2014 - $58.1 million) that expire between 2027 and 2035. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has an additional $8.5 million (2014 - $13.2 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and East Ghazalat concessions and under the laws of Yemen pursuant to the PSCs on Block 32 and Block S-1.
Income taxes vary from the amount that would be computed by applying the average Canadian statutory income tax rate of 26.0% (2014 – 25.0%) to income before taxes as follows:

(000s)	2015	2014
Income taxes calculated at the Canadian statutory rate	$(30,201)	$16,177
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	1,124	4,321
Changes in unrecognized tax benefits	(1,470)	(648)
Effect of tax rates in foreign jurisdictions[1]	23,978	29,630
Changes in tax rates and other	(3,989)	3,746
Income tax expense	$(10,558)	$53,226
[1] The statutory tax rates in Egypt and Yemen are 40.55% and 35.0%, respectively.
The Company's consolidated effective income tax rate for 2015 was 9.1% (2014 - 82.3%). The Company's impairment losses in the amount of $85.4 million had a significant impact on the Company's effective income tax rate. Prior to the effect of the impairment losses, the Company's consolidated effective income tax rate for 2015 was 34.3%.

18	2015

14. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2013	$89,991
Additions	36,682
Transfer to petroleum properties	(1,074)
Impairment loss	(25,005)
Balance at December 31, 2014	100,594
Additions	21,426
Balance at December 31, 2015	$122,020

The Company's exploration and evaluation assets were assessed for impairment as at December 31, 2015, and it was concluded that no indicators of impairment were present. The Company's policy regarding the assessment of impairment for exploration and evaluation assets is disclosed in Note 3, Significant Accounting Policies.

In 2014, the Company recorded an impairment loss of $25.0 million on its exploration and evaluation assets. The majority of the impairment loss related to the Company's Yemen exploration properties (Block 72 and Block 75), which were written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. The impairment loss at Block 72 totaled $12.5 million, and the impairment loss at Block 75 amounted to $6.1 million. The Company relinquished its interest in Block 72 in January 2015 due to ongoing political and tribal turmoil in the vicinity of the block, and sold its interest in Block 75 in October 2015.

The Company also recorded a $6.4 million impairment loss in 2014 on the exploration and evaluation asset balance associated with the North Dabaa discovery in the East Ghazalat concession.

15. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2013	$454,285	$10,821	$465,106
Additions	68,474	2,383	70,857
Transfer from exploration and evaluation assets	1,074	—	1,074
Balance at December 31, 2014	523,833	13,204	537,037
Additions	22,723	753	23,476
Disposals	(1,005)	—	(1,005)
Balance at December 31, 2015	$545,551	$13,957	$559,508

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2013	$165,529	$6,533	$172,062
Depletion, depreciation and amortization for the year	50,199	1,081	51,280
Impairment loss	46,368	—	46,368
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2014	262,096	7,614	269,710
Depletion, depreciation and amortization for the year	49,665	1,376	51,041
Impairment loss	77,193	—	77,193
Balance at December 31, 2015	$388,954	$8,990	$397,944

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At December 31, 2015	$156,597	$4,967	$161,564

The Company recorded a non-cash impairment loss on its petroleum properties of $77.2 million for the year ended December 31, 2015. The impairment loss was split between the West Gharib concession ($50.9 million), the West Bakr concession ($23.1 million) and the East Ghazalat concession ($3.2 million). At West Gharib and West Bakr, the impairment losses were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to the continued decline in oil prices throughout 2015. The East Ghazalat concession was sold in October 2015, and an impairment loss was booked in Q3-2015 to reduce the carrying amount of the assets to the value being paid for the assets in the disposal transaction.

A five percent increase in the discount rate used in the impairment assessments would result in additional impairment of $4.9 million at West Bakr and $10.0 million at West Gharib. A five percent decrease in the forward oil price estimates used in the impairment assessments would result in additional impairment of $3.1 million at West Bakr and $10.3 million at West Gharib.

2015	19

The Company recorded an impairment loss of $46.4 million on its petroleum properties at year-end 2014. The majority of the impairment loss recorded in 2014 related to the Company's Yemen producing properties (Block S-1 and Block 32), which had been written down to a net book value of zero on the December 31, 2014 Consolidated Balance Sheet. In January 2015, the Company relinquished its interests in Block 32 in Yemen due to ongoing political and tribal turmoil in the vicinity of the block. The Company's reserves at Block S-1 had been classified as contingent resources as at December 31, 2014 due to the lack of production from the block for an extended period of time. Because there were no oil reserves assigned to Block S-1 at year-end 2014, the net present value of the oil reserves on the block were assigned a nil valuation, and the net book value of the block was written off in full. The impairment loss at Block S-1 amounted to $31.5 million, and the impairment loss at Block 32 totaled $1.3 million.

In Egypt, the Company recorded an impairment loss of $3.3 million on its West Bakr concession and $10.2 million on its East Ghazalat petroleum property assets based on fair value less costs to sell estimates as at December 31, 2014. The $10.2 million impairment at East Ghazalat and the $3.3 million impairment at West Bakr were recorded to reduce the carrying value of the assets to their recoverable amounts, which were estimated as the net present value of proved plus probable reserves, discounted at 15%. The recoverable amounts of the assets declined from prior year due to reduced quantities of reserves and lower oil prices in late 2014.
Future development costs of $29.4 million (2014 - $55.8 million) for Proved and Probable reserves were included in the depletion calculation for the year ended December 31, 2015.
16. GOODWILL
An impairment loss of $8.2 million was recognized on the Company's goodwill balance on the West Gharib CGU during the year ended December 31, 2015. This impairment loss reduces the carrying value of goodwill to zero. The after-tax cash flows used to determine the recoverable amount of the cash-generating unit to which goodwill was assigned were discounted using an estimated weighted average cost of capital of 15%.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2015 or December 31, 2014.
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 4, Financial Instruments and Risk.
18. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2015, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $39.3 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
Subsequent to year-end, the Company's borrowing capacity under the Borrowing Base Facility was reduced to $37.2 million.
19. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2013	$87,539
Fair value adjustment	(11,589)
Foreign exchange adjustment	(6,857)
Balance at December 31, 2014	69,093
Fair value adjustment	6,615
Foreign exchange adjustment	(11,860)
Balance at December 31, 2015	$63,848
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.04 per common share). The conversion price

20	2015

of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at December 31, 2015 the convertible debentures were trading at a price of C$90.40 for a C$100.00 par value debenture. This represents an increase of $8.40 since December 31, 2014, and as a result the Company has recognized a net expense of $6.6 million with respect to the fair value adjustment for the year ended December 31, 2015.
20. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company had a minimum financial commitment of $35.0 million ($8.4 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at December 31, 2015, the Company had expended $26.6 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million ($2.1 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2015, the Company had expended $5.4 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company had a minimum financial commitment of $10.0 million ($4.9 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2015, the Company had expended $5.1 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at December 31, 2015, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million ($9.8 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at December 31, 2015, the Company had expended $0.2 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2015.
21. CORPORATE DISPOSITIONS
TransGlobe GOS Inc.
On October 13, 2015 the Company completed a share purchase agreement whereby a wholly-owned subsidiary of TransGlobe disposed of 100% of the common shares of TransGlobe GOS Inc., which holds a 50% non-operated working interest in the East Ghazalat concession in Egypt. Total consideration received for TransGlobe GOS Inc. was $3.5 million, which has been satisfied by cash consideration of $1.0 million and the issuance of a $2.5 million note. The note bears interest at 10% per annum, payable on a semi-annual basis, and the principal is payable to TransGlobe on or before the second anniversary of the completion date.
The total net book value of identifiable assets and liabilities sold was equal to the cash consideration paid by the acquiring Company. As a result, no gain or loss was recognized for the year ended December 31, 2015 related to the disposal. The cash consideration of $1.0 million was received immediately upon completion of the transaction. Due to collection uncertainty and the current low oil price environment the Company did not recognize the $2.5 million note receivable as part of the disposition gain or loss calculation. The assets and liabilities disposed of in this transaction are summarized in the table below:

(000s)
Estimated book value of disposition:
Petroleum properties	$1,000
Accounts receivable	2,332
Accounts payable and accrued liabilities	(2,332)
1,000
Proceeds from disposition:
Cash consideration	1,000
1,000
(Gain)/Loss on corporate disposition	$—

2015	21

TG West Yemen Inc.
On October 29, 2015 the Company completed a share purchase agreement whereby a wholly-owned subsidiary of TransGlobe disposed of 100% of the common shares of TG West Yemen Inc., which holds a 25% non-operated working interest in the Block S-1 and Block 75 concessions in Yemen. The Company received cash consideration of $0.5 million immediately upon closing of the transaction. TransGlobe will receive an additional $1.5 million if Block S-1 produces hydrocarbons for a period of 90 consecutive days or 180 days in any 360 day period, or if the acquiring company directly or indirectly acquires legal or beneficial title to all or substantially all of the equity interests in Block S-1. Due to ongoing political turmoil in the region and collection uncertainty the Company did not recognize the $1.5 million contingent consideration as part of the disposition gain or loss calculation.
The total net book value of identifiable assets and liabilities sold was less than the cash consideration received by the Company, resulting in the recognition of a loss on the disposition. The assets and liabilities disposed of in this transaction are summarized in the table below:

(000s)
Estimated book value of disposition:
Deposits and prepaid expenses	$750
Accounts receivable	126
876
Proceeds from disposition:
Cash consideration	500
Working capital adjustment	124
624
(Gain)/Loss on corporate disposition	$252

22. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	December 31, 2015		December 31, 2014
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	75,240	$164,006	74,600	$160,561
Purchase of common shares	(3,104)	(12,221)	—	—
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of year	72,206	$152,084	75,240	$164,006

On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the year ended December 31, 2015, the Company repurchased a total of 3,103,792 common shares. All common shares acquired were cancelled and the cost of shares repurchased (including transaction costs) was applied directly against share capital.
23. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

22	2015

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2015		2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	6,027	9.58	5,871	9.51
Granted	1,024	4.99	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Cancelled / Forfeited	(896)	9.73	(412)	10.92
Expired	(737)	8.35	—	—
Options outstanding, end of year	5,348	9.05	6,027	9.58
Options exercisable, end of year	3,075	10.75	3,193	10.35

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Exercise	Outstanding at	Remaining	Average	Exercisable at	Remaining	Average
Prices	December 31, 2015	Contractual	Exercise Price	December 31, 2015	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
4.99 - 6.13	1,024	4.4	4.99	—	—	—
6.14 - 8.81	1,099	3.4	7.34	366	3.4	7.34
8.82 - 9.32	1,424	2.2	9.13	949	2.2	9.13
9.33 - 11.74	947	1.3	11.21	947	1.4	11.21
11.75 -18.77	854	0.7	13.58	813	0.7	13.65
	5,348	2.5	9.05	3,075	1.7	10.75

Share–based compensation
Compensation expense of $2.1 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during year ended December 31, 2015 (2014 - $4.6 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2015	2014
Weighted average fair market value per option (C$)	1.36	1.91
Risk free interest rate (%)	0.67%	1.13%
Expected volatility (based on actual historical volatility) (%)	51.39%	41.35%
Dividend rate	4.79%	2.00%
Expected forfeiture rate (non-executive employees) (%)	—%	8.26%
Suboptimal exercise factor	1.25	1.25
All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2015, employees exercised 70,000 (2014 – 640,000) stock options. The fair value related to these options was $0.1 million (2014 - $0.9 million) at time of grant and has been transferred from contributed surplus to share capital. As at December 31, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.

2015	23

The number of RSUs, PSUs and DSUs outstanding as at December 31, 2015:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s, except per share amounts)	Units	Units	Units
Units outstanding, beginning of year	367	294	149
Granted	430	445	107
Exercised	(133)	—	—
Forfeited	(154)	(66)	—
Reinvested	35	37	14
Units outstanding, end of year	545	710	270
Compensation expense of $0.7 million was recorded in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income and Changes in Shareholders' Equity during the year ended December 31, 2015 in respect of share units granted under the three plans described above (2014 - $1.3 million). The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Consolidated Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
24. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

(000s)	2015	2014
Net earnings (loss)	(105,600)	11,482
Dilutive effect of convertible debentures	—	(13,120)
Diluted net earnings (loss)	(105,600)	(1,638)
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

(000s)	2015	2014
Weighted-average number of shares outstanding	73,490	74,944
Dilutive effect of stock options	—	691
Dilutive effect of convertible debentures	—	6,765
Weighted-average number of diluted shares outstanding	73,490	82,400
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2015, the Company excluded 5,348,100 stock options (2014 – 5,984,200) as their exercise price was greater than the average common share market price in the year.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.

25. DIVIDENDS
During the year ended December 31, 2015, the Company paid the following dividends on its common shares:

Ex-dividend date	Record date	Payment date	Per share amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05
June 11, 2015	June 15, 2015	June 30, 2015	$0.05
September 11, 2015	September 15, 2015	September 30, 2015	$0.05
December 11, 2015	December 15, 2015	December 31, 2015	$0.025

The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.

24	2015

26. RELATED PARTY DISCLOSURES
Details of controlled entities are as follows*:

		Ownership Interest	Ownership Interest
	Country of	2015	2014
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TG Holdings Egypt Inc.	Turks & Caicos	100	100
TG South Alamein Inc.	Turks & Caicos	100	100
TG South Mariut Inc.	Turks & Caicos	100	100
TG South Alamein II Inc.	Turks & Caicos	100	100
TG Energy Marketing Inc.	Turks & Caicos	100	100
TG NW Gharib Inc.	Turks & Caicos	100	100
TG SW Gharib Inc.	Turks & Caicos	100	100
TG SE Gharib Inc.	Turks & Caicos	100	100
TG S Ghazalat Inc.	Turks & Caicos	100	100
TransGlobe Petroleum Egypt Inc.	Turks & Caicos	100	100
* Includes only entities that were active as at December 31, 2015.

27. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the board of directors and the five executive officers of the Company.
Key management personnel remuneration consisted of the following:

(000s)	2015	2014
Salaries, incentives and short-term benefits	$2,485	$2,897
Share-based compensation	1,994	3,073
	$4,479	$5,970

2015	25

28. SEGMENTED INFORMATION
The Company has two reportable operating segments for the year-ended December 31, 2015: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties. In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. On October 29, 2015 the Company completed a share purchase agreement whereby a wholly-owned subsidiary of TransGlobe disposed of 100% of the common shares of TG West Yemen Inc., which holds a 25% non-operated working interest in the Block S-1 and Block 75 concessions in Yemen. The Company no longer owns any interests in Yemen.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$91,725	$263,402	$487	$11,192	$92,212	$274,594
Finance revenue	369	7	2	1	371	8
Total segmented revenue	92,094	263,409	489	11,193	92,583	274,602

Segmented expenses
Production and operating	48,041	64,977	4,655	11,491	52,696	76,468
Selling costs	4,557	—	—	—	4,557	—
Depletion, depreciation and amortization	42,366	49,387	—	1,741	42,366	51,128
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes - current	25,284	61,972	199	1,067	25,483	63,039
Income taxes - deferred	(36,041)	(1,841)	—	(7,972)	(36,041)	(9,813)
Impairment loss	85,373	19,897	—	51,476	85,373	71,373
Loss on corporate disposition	—	—	252	—	252	—
Total segmented expenses	170,268	194,392	5,106	57,803	175,374	252,195
Segmented earnings (loss)	$(78,174)	$69,017	$(4,617)	$(46,610)	(82,791)	22,407

Non-segmented expenses (income)
Exploration					27	669
General and administrative					21,309	29,866
Foreign exchange (gain) loss					(11,613)	(6,486)
Depreciation and amortization					509	461
Unrealized (gain) loss on financial instruments					6,615	(11,589)
Other revenue					—	(9,250)
Finance revenue					(312)	(313)
Finance costs					6,274	7,567
Total non-segmented expenses					22,809	10,925

Net earnings (loss) for the year					$(105,600)	$11,482

Capital expenditures
Exploration and development	$44,747	$105,169	$—	$1,537	$44,747	$106,706
Corporate					155	833
Total capital expenditures					$44,902	$107,539

26	2015

The carrying amounts of reportable segment assets and liabilities are as follows:

December 31, 2015
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$122,020	$—	$122,020
Property and equipment
Petroleum properties	156,597	—	156,597
Other assets	3,019	—	3,019
Other	66,438	2,239	68,677
Segmented assets	348,074	2,239	350,313
Non-segmented assets			105,187
Total assets			$455,500

Liabilities
Accounts payable and accrued liabilities	$10,080	$1,388	$11,468
Deferred taxes	3,009	—	3,009
Segmented liabilities	13,089	1,388	14,477
Non-segmented liabilities			69,339
Total liabilities			$83,816

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$100,594	$—	$100,594
Property and equipment
Petroleum properties	261,737	—	261,737
Other assets	3,288	—	3,288
Goodwill	8,180	—	8,180
Other	223,676	3,493	227,169
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Accounts payable and accrued liabilities	$35,227	$3,940	$39,167
Deferred taxes	39,050	—	39,050
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958

2015	27

29. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

(000s)	2015	2014
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$94,646	$30,710
Prepaids and other	13,925	(9,038)
Product inventory[1]	(9,122)	1,216
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(13,021)	3,600
	$86,428	$26,488
[1] The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

(000s)	2015	2014
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$—	$787
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(16,000)	2,689
	$(16,000)	$3,476

30. JOINT ARRANGEMENTS
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
All of the joint arrangements in which the Company is involved are conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"). Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Consolidated Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.

The Company's joint arrangements are established to facilitate the development and production of oil and gas and are governed by the respective PSCs between the host government and the Company along with its joint interest partner(s) in some cases (collectively, the "Contractor").
As at December 31, 2015, the Company was involved in the following joint arrangements:

Joint arrangement	Classification	Place of business	Applicable PSC	Working interest[1]
Dara Petroleum Company	Joint operation	Egypt	West Gharib	100%
West Bakr Petroleum Company	Joint operation	Egypt	West Bakr	100%
[1] Working interest represents the Company's proportionate share of assets purchased and costs incurred. It also represents the Company's entitlement to the Contractor's share of oil produced and royalties and taxes paid in accordance with the respective PSCs.

28	2015